New Horizons Worldwide, Inc.

Mr. Kyle Moffatt
Securities and Exchange Commission
Mail Stop 3720
450 Fifth Street
Washington D.C. 20549

    Re:                 New Horizons Worldwide, Inc.

                                                Form 10-K for the year ended December 31, 2007

                                                Filed March 28, 2008

                                                File No. 0-17840

Dear Mr. Moffatt:

New Horizons Worldwide, Inc., a Delaware corporation (the “Company”), in connection with its June 3, 2008 response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission dated May 20, 2008, hereby supplements its June 3, 2008 response. This letter is submitted following our telephone conversation with members of the Staff on July 7, 2008, in order to provide clarification and additional information regarding the Company’s initial responses to the Staff’s comments.

(j)  Revenue Recognition, page 35

4.  We note your statement that you recognized revenues derived from fees based on a percentage of the covered training, when the ELS program is sold.  Please clarify that statement and tell us your basis in accounting literature.

ELS Program

The Company acknowledges the Staff’s concern that the Company’s revenue recognition policy with respect to its ELS Program may not comport with the standards set forth in Staff Accounting Bulletin (“SAB”) No. 104 with respect to the recognition of  revenue upon completion of the revenue cycle.  The Company proposes to revise its revenue recognition policy with respect to its ELS Program such that revenues will be recognized in accordance with the following policy:

Revenues are considered earned when the Company has substantially completed the earning process.  Under this policy, the Company will recognize revenues after the billing and collection processes are completed.

In this regard, the Company requests that it be permitted to commence this revised policy on a prospective basis, beginning with the financial statements for the period ended June 30, 2008, to be included in the Company’s Form 10-Q for the quarter ended that date.  The Company believes that prospective revisions to the revenue recognition policy are appropriate, due to the immaterial impact that application of the revised policy would have on the Company’s previously released consolidated results.

This lack of materiality is illustrated as follows.  The following table displays the amount of the Gross ELS A/R balance, per year, and its relationship to the amount of total consolidated Company revenues for that year.  Column 3 calculates the effect on total consolidated Company revenues (Prior year ELS Revenues generated from ELS A/R Balance less the current year’s ELS Revenues generated from ELS A/R Balance).  In each case, the amount of the Effect on Revenues is less than 0.25% of the total revenues for the consolidated Company results.

	Column 2
	ELS Revenue		Column 4 Effect on
	generated		Revenue
	From ELS	Column 3	as a % of
Column 1 Year	A/R Balance	Effect on Revenue	Total Revenue

2007	92	35	0.07%

2006	127	174	0.23%

2005	301	25	0.02%

2004 (Base Year)	326

Given the relative lack of significance of the change of the revenue recognition policy as contemplated by the Company, the Company believes that any adjustment of previous financial results would be immaterial.

5.  We note that you recognize revenues for training vouchers, club membership, technical certification and bootcamp programs based on the results of student attendance analyses you perform.  We also note on page 24 that you take a sample of “15% of the sales transactions for these products…to determine the number of courses delivered under each agreement and the time period between each course date and the invoice date.”  Please tell us the nature of each program and why your accounting is appropriate.  Refer to your basis in the accounting literature.  Also, tell us what is meant by “the time period between each course date and the invoice date.”  Further, tell us what is meant by your allowance of “a period of one-year from the date of sale before performing student attendance analyses” and accounting basis for this allowance.

The Company provides the following updated response regarding the nature of the Training Vouchers program and the nature of the Technical Certification program, including the revenue recognition policy for each program.

Program Nature:

Training Vouchers –prepaid coupons purchased by customers for their employees to use towards various to-be-determined training courses.   Vouchers are redeemed as courses are delivered, Consequently, for all vouchers sold with a 12 month redemption period, which account for greater than 98% of all voucher sales, the Company studies the rate of redemption of these vouchers, per month.  The Company then uses historical redemption rates (2 years trailing) to recognize the revenue over the redemption period (generally the 12 months following the voucher sales).

Technical Certifications –programs designed towards helping students achieve their certification in certain technical programs.  Technical Certifications are often sold as part of a program of several related certifications required to achieve a certain proficiency level.  For all programs sold, the Company studies the historical course delivery rates and uses those percentages to recognize the revenue over the life of the program.  The recognition of revenue for these programs does not start until the first class of the program has been delivered.

The Company believes the revenue recognition for these two programs is correct under SAB No. 104.  SAB No. 104 provides that “a systematic method would be on a straight-line basis, unless evidence suggests that revenue is earned or obligations are fulfilled in a different pattern, in which case that pattern should be followed.”  The Company’s obligation for these two programs is fulfilled when courses are delivered.  We note our course delivery patterns are not evenly distributed through the training voucher and technical certification programs.  Consequently, following this guidance in SAB No. 104, the Company complies and evaluates two years of trailing historical statistical course delivery data and applies these reasonable and reliable course delivery rates to the revenue recognition method for these two programs in compliance with the Company’s revenue recognition policy.

For Training Vouchers and Technical Certifications, each quarter the Company selects a random sample of 15% from the universe of those sales transactions that are at least one year old.  The reason the Company limits its selection to programs at least one year old is to include in our sample only mature programs, i.e. where the student has had an opportunity to complete the program and the actual course delivery rates can be ascertained.  The Company randomly samples, on average, over 900 of these transactions each quarter.  The Company has calculated that these samples, under a normal distribution, provide for two standard deviations from the mean generating a 95% confidence in the Company’s sample size.  Due to the randomness of the Company’s sample for each quarter and the number of transactions sampled each quarter, the Company, along with their independent auditors, Squar, Milner, Peterson, Miranda, and Williamson, LLP, believe these estimates, developed consistently each quarter, are statistically valid and are representative of the entire population of programs

(n) Goodwill, page 38

6.  We note your reference to the use of an outside valuation consultant.  While you are not required to make reference to outside valuation consultants, when you do you should also disclose the name of the expert.  If you decide to delete your reference to outside valuation consultant, you should provide disclosures that explain the method and assumptions used by management to determine the valuation.  Please confirm to us in your response letter that the expert is aware of being named in the filing and comply with this comment regarding references to outside valuation consultant in future filings.  Please comply with this comment wherever you mention outside valuation consultants throughout the filing.

As mentioned in the Company’s June 3, 2008 response to the Staff’s comments, in future filings the Company will delete any reference to an outside valuation consultant and include disclosure explaining the methods and assumptions used by management to determine the valuation.  This disclosure will reflect that the Company has tested for goodwill impairment at the reporting unit level, in accordance with FAS No. 142, Goodwill and Other Intangible Assets.  Upon completion of this testing, the Company has determined that there is no impact on the Company’s financial statements for goodwill impairment at the reporting unit level or the consolidated Company level.

The disclosure will read as follows:

The Company ceased amortizing goodwill as of January 1, 2002.  Goodwill balances, when attributable to the Company’s franchising reporting unit, are tested for impairment annually as of December 31 of each year and on an interim basis if events or circumstances exist which suggest that goodwill may be impaired.  Factors the Company considers important, the presence of  which could trigger an impairment review, include significant underperformance relative to expected historical or projected future operating results, significant changes in the manner of use of acquired assets or the strategy for the overall business, and significant negative industry or economic trends.  Both the income approach and the market approach are utilized.

In our analysis of the Company, we have taken into consideration the income and cash-generating capability of the Company.  After considering all approaches to value, we have utilized the discounted cash flow income-based methodology (“Income Approach”) and the guideline public company market-based methodology (“Market Approach”).

The income approach values a business based upon the future benefits that will accrue to it, with the value of the future economic benefits discounted back to a present value at some appropriate discount rate. The discount rate reflects all the risk of ownership and the associated risks of realizing the prospective economic income stream.

The market approach values a business by reference to guideline companies, for which values are known. The guideline public company methodology derives valuation multiples from the operating data and share prices of similar publicly traded companies.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing, please contact the undersigned at (484) 567-3039 or Joseph DiPlacido at (484) 567-3043.

Very truly yours,

/s/ Charles J. Mallon

Charles J. Mallon
Executive Vice President and Chief
Financial Officer